SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 4, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Announcement regarding share repurchases from the market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

August 4, 2006	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

August 4, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding share repurchases from the market

(Acquisition by the Company of its own shares pursuant to the provision of its Articles of

Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

Millea Holdings, Inc. (the “Company”) announced today that it has repurchased its own shares pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law, and the resolution of its board of directors dated June 28, 2006. The details are as follows.

(a)	Period in which repurchases were made:

From July 1, 2006 through July 31, 2006.

(b)	Number of shares repurchased:

5,594 shares.

(c)	Aggregate purchase price of shares:

11,964,060,000 yen.

(d)	Method of repurchase:

Purchased through the Tokyo Stock Exchange.

(For reference)

1.	Details of the resolution made at the meeting of the board of directors held on June 28, 2006 are as follows.

(a)	Class of shares to be repurchased:

Common stock of the Company.

(b)	Aggregate number of shares to be repurchased:

Up to 47,000 shares.

(Represents approximately 2.8% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 90 billion yen.

(d)	Period in which repurchases may be made:

From June 29, 2006 through September 8, 2006.

2.	Details of the share repurchases made pursuant to the resolutions of the board of directors since June 28, 2006 pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law are as follows.

(a)	Aggregate number of shares repurchased: 32,394 shares.

  (Approximately 1.9% of total issued shares.)

(b)	Aggregate purchase price of shares: 67,172,060,000 yen.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213